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SEC FILE NUMBER
8-69793

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elevate Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Ave
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name)*

9300 S. Dadeland Blvd. (Address) Miami (City) Florida (State) 33156 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing
FEB 2 6 2020
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gonzalo Lopez Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elevate Capital LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA COUNTY OF Dade

Sworn to (or affirmed) and subscribed before me by means of [X] physical presence or [ ] online notarization, this 25 day of February, 2020 by Gonzalo Lopez Jordan.

ID: FLDL.

Notary Public Signature

Notary Public

MICHEL NICOLAS COMMISSION Number GG125612 EXPIRES Aug. 2, 2021 Bonded thru Aaron Notary Notary Public, State of Florida

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [x] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Elevate Capital, LLC

Financial Statements
December 31, 2019

Elevate Capital, LLC
Table of Contents
December 31, 2019

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplemental Schedules

Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 9

Schedule II-Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 10

Schedule III-Statement on Exemption Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 11

Other Information

Report of Independent Registered Public Accounting Firm 12

Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission 13

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Elevate Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elevate Capital, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elevate Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elevate Capital, LLC's management. Our responsibility is to express an opinion on Elevate Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elevate Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Elevate Capital, LLC's financial statements. The supplemental information is the responsibility of Elevate Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Elevate Capital, LLC's auditor since 2017.

Miami, Florida

February 25, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

Elevate Capital, LLC
Statement of Financial Condition
December 31, 2019

ASSETS		
ASSETS:		
Cash and cash equivalents	$	19,610
Prepaid expense		1,326
Other assets		970
TOTAL ASSETS	$	**21,906**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	11,153
TOTAL LIABILITIES		11,153
MEMBERS' EQUITY:		
Members' Equity		10,753
TOTAL MEMBERS' EQUITY		10,753
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**21,906**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Operations
For the Year Ended December 31, 2019

REVENUES:	
Service provider income	$ 35,000
TOTAL REVENUES	35,000
EXPENSES:	
Compensation and related expenses	8,000
Occupancy	10,916
Professional fees	73,650
Communications	13,829
Regulatory fees	3,585
Other operating expenses	1,226
TOTAL EXPENSES	111,206
NET LOSS	$ (76,206)

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

		Members' Equity
Balance January 1, 2019	$	51,959
Net loss		(76,206)
Contributions		35,000
Balance December 31, 2019	$	10,753

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(76,206)
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		919
Decrease in other assets		75
Increase in accounts payable and accrued expenses		1,295
TOTAL ADJUSTMENTS		2,289
NET CASH USED IN OPERATING ACTIVITIES		(73,917)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		35,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(38,917)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		58,527
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	19,610

1. NATURE OF BUSINESS

Elevate Capital, LLC (the "Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on August 29, 2017. The Company is indirectly owned by Gonzalo Lopez Jordan. The Company's operations consist of Private Placement of securities, including securities issued as part of the U.S. Citizenship and Immigrations Services Immigrant Investor Program ("EB-5 Program").

The Company does not hold customer funds or securities and does not owe money or securities to customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2019 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Revenues include placement agent fees for EB-5 related business as Private Placement Fees. The Company recognizes placement agent fee revenue at the point in time when capital is raised. Service provider income, the due diligence on data collection is recognized at the point in time when work is performed (See note 5).

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Customers

Receivables are carried at the original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2019, there were no receivables from customers and management determined that no allowance for doubtful accounts was needed.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are the current year and three preceding years as of December 31, 2019.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure of events that have occurred subsequent to December 31, 2019 through February 25, 2020, which is the date the financial statements were available to be issued and determined there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to recognized in the financial statements as of December 31, 2019.

3. COMMITMENTS AND CONTINGENCIES

Office Space Service Agreement

The Company entered into a 12 month agreement for office space beginning September 1, 2017. The agreement was subsequently renewed on September 1, 2019 per the term of the agreement at a monthly rate of $854. For the year ended December 31, 2019, the total expense amounted to $10,916, inclusive of sales and additional services. The remaining commitment under this agreement is $6,832. The Company has elected to adopt an exemption from recognition and measurement requirements of FASB ASC-842 for short-term leases. No right-of-use asset or lease liability is recognized in the statement of financial condition for this lease.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no matters as of December 31, 2019.

Risks and Uncertainties

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities. Such agreements, oftentimes, require a fee, as applicable to be paid to the Company and these fees are billed as and when services are performed or a fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $8,457 which was $3,457 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 as of December 31, 2019.

5. RELATED PARTY TRANSACTIONS

On October 31, 2017, the Company entered into a Service provider Agreement with American Regional Center Group LLC ("ARCG"), an entity under common ownership with the Company. This Agreement was further amended on August 1, 2018. Pursuant to the Agreement, ARCG shall provide certain due diligence data collection for the Company. In consideration for these services, the Company agreed to pay ARCG a Due Diligence Fee to be determined and agreed upon by the parties, based on the data and information collected and confirmed for that calendar month. ARCG and the Company have agreed that the Due Diligence Fee shall equal $35,000 for 2019.

Supplemental Schedules

Elevate Capital, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

CREDITS:		
Member's equity	$	10,753
DEBITS:		
Prepaid expenses		1,326
Other assets		970
TOTAL DEBITS		2,296
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		8,457
NET CAPITAL		8,457
MINIMUM NET CAPITAL REQUIREMENT 6.67% OF AGGREGATE INDEBTEDNESS OF $744 OR $5,000, WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	**3,457**
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		11,153
TOTAL AGGREGATE INDEBTEDNESS	$	**11,153**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.32 to 1**

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

Elevate Capital, LLC
Schedule II- Statement on Exemption from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)2(i) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2019.

Elevate Capital, LLC

Schedule III- Statement on Exemption Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)2(i) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2019.

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Elevate Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Elevate Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elevate Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Elevate Capital, LLC stated that Elevate Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Elevate Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevate Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & CO.

Miami, Florida

February 25, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

Elevate Capital, LLC

Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission

We as members of management of Elevate Capital, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*) and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

Elevate Capital, LLC

I, Gonzalo Lopez Jordan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: February 25, 2020